UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Amendment No. 1)
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Williams Pipeline Partners L.P.

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
96950K103

(CUSIP Number)
James J. Bender
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000

  (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 21, 2008

  (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	96950K103	Page	2	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Williams Companies, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

4,700,668 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 20.8%

14	TYPE OF REPORTING PERSON

HC; CO
* The Williams Companies may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

CUSIP No.	96950K103	Page	3	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Williams Gas Pipeline Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

4,700,668 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

4,700,668 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 20.8%

14	TYPE OF REPORTING PERSON

HC; OO - limited liability company
* Williams Gas Pipeline Company LLC, may also be deemed to beneficially own 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by re ference.

CUSIP No.	96950K103	Page	4	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Williams Pipeline GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		4,700,668

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER*

4,700,668

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,700,668

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 20.8%

14	TYPE OF REPORTING PERSON

HC; OO - limited liability company
* Williams Pipeline GP LLC, the sole general partner of Williams Pipeline Partners L.P., owns, beneficially and of record, 684,869 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Williams Pipeline Partners L.P. Williams Pipeline GP LLC also owns 10,957,900 subordinated units representing limited partner interests in Williams Pipeline Partners L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., which is incorporated herein by reference.

Introduction
     This Amendment No. 1 amends Item 3, Item 5 and Schedule 1 of the Schedule 13D originally filed by (i) The Williams Companies, Inc., a Delaware corporation (“Williams”), (ii) Williams Gas Pipeline Company, LLC, a Delaware limited liability company (“Williams Gas Pipeline”) and (iii) Williams Pipeline GP LLC, a Delaware limited liability company (the “General Partner” and, together with Williams and Williams Gas Pipeline, the “Reporting Persons”) with the SEC on February 4, 2008 (the “Original Schedule 13D”). This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests of Williams Pipeline Partners L.P., a Delaware limited partnership (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D (including Schedule 1 thereto) shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
     The information previously provided in response to this Item 3 is hereby amended by adding the following to the last paragraph of that item:
On February 21, 2008, the underwriters exercised the Option as to 1,650,000 common units at the Offering price of $18.80 per unit (net of underwriting discount). Concurrently with the exercise of the option and in accordance with the terms of the Contribution, Conveyance and Assumption Agreement entered into in connection with the closing of the Offering, the Issuer redeemed 1,650,000 common units held by the General Partner, resulting in a reduction of the common units held by the General Partner to an aggregate of 4,700,668. This reduced the aggregate ownership of the Issuer by the General Partner to 45.7% of the total units outstanding, and the ownership of the Issuer’s outstanding common units to 20.8%.
Item 5. Interest in Securities of the Issuer
     Paragraphs (a)(1) through (3) of Item 5 are hereby amended by replacing the text thereof in its entirety with the following:
     (a) (1) Williams, as the 100% owner of Williams Gas Pipeline, and through it, the 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the 4,700,668 common units held of record by the General Partner, which represents approximately 20.8% of the outstanding common units. Williams, may also, pursuant to Rule 13d-3, be deemed to beneficially own 10,957,900 subordinated units held of record by the General Partner, which represent all of the outstanding subordinated units. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. Williams, as the indirect 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the 684,869 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
     (2) Williams Gas Pipeline, as the 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the 4,700,668 common units held of record by the General Partner, which represents approximately 20.8% of the outstanding common units. Williams Gas Pipeline, as the 100% owner of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own 10,957,900 subordinated units held of record by the General Partner, which represent all of the outstanding subordinated units. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. Williams Gas Pipeline, as the 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the 684,869 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
     (3) The General Partner, as the sole general partner of the Issuer, is the record and beneficial owner of 4,700,668 common units (which represents approximately 20.8% of the outstanding common units), 10,957,900 subordinated units (which represent all of the outstanding subordinated units), 684,869 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.

Signatures
               After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 25, 2008

The Williams Companies, Inc.

By:	/s/ Brian K. Shore

Name:	Brian K. Shore
Title:	Secretary

Williams Gas Pipeline Company, LLC

By:	/s/ Brian K. Shore

Name:	Brian K. Shore
Title:	Secretary

Williams Pipeline GP LLC

By:	/s/ Brian K. Shore

Name:	Brian K. Shore
Title:	Secretary

Schedule 1
     Except for the specific changes in the number of common units owned by the persons indicated below, the information presented in Schedule 1 to the Original Schedule 13D remains unchanged.
Executive Officers of The Williams Companies, Inc.

Phillip D. Wright
c/o The Williams Companies, Inc.
2800 Post Oak Boulevard
Houston, Texas 77056
Principal Occupation: Senior vice president, Gas Pipeline
Citizenship: USA
Amount Beneficially Owned: 10,100 Common Units (less than 1%)+

Executive Officers and Directors of Williams Pipeline GP LLC
Emmitt C. House
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Attorney
Citizenship: USA
Amount Beneficially Owned: 2,500
Stephen C. Beasley
2 Eaton Court
Houston, TX 77024
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 17,250 Common Units (less than 1%)+

+	Acquired common units pursuant to Issuer’s directed unit program